Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 30, 2021 (the “2020 Form 20- F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2020 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2020 Form 20-F.

Overview

We are a provider of blockchain technology and smart cloud services. We provide the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals. On June 9, 2021, we consummated an acquisition of 100% equity interest of Taoping New Media Co., Ltd. (“TNM”) that focuses its business in digital advertising in the Out-of-Home advertising market. By synergizing our cloud-based new media resource sharing platform and technology with TNM’s advertising customers along with digital advertising resource of the Taoping Alliance members, we will have more prominent presence in the Out-of-Home advertising market and improve our business profitability.

As a part of our strategic business transformation, in 2021 we established a blockchain technology business segment, which is dedicated to the research and application of blockchain technology and digital assets. We launched a blockchain related new business in cryptocurrency mining operations as the first initiative of this new business segment at the end of first quarter of 2021. With multiple cloud data centers deployed outside of China mainland, the Company continues to improve computing power and create value for the encrypted digital currency industry.

We were founded in 1993 and are headquartered in Shenzhen, China. Prior to 2014, we generated majority of our revenues through selling our products mostly to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

Since 2014, we have diversified our customer base beyond the public sector into private sectors. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, shopping malls, educational institutes, and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of every size.

1

In 2014, we generated revenues from sales of products, software, and other sources including hardware maintenance services, network maintenance services, hardware system upgrade, rental income, and miscellaneous income. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, also, in May 2017, we completed the business transformation and rolled out Cloud-Application-Terminal and IoT technology based digital ads distribution network and new media resource sharing platform in the Out-of-Home advertising market. From 2017, we generated most revenue from selling fully integrated Cloud-Application-Terminal and IoT technology based digital ads display terminals.

The outbreak of COVID-19 negatively impacted our business in 2020. Starting from 2021, we have experienced certain degree of business recovery as the pandemic has been largely contained by the Chinese government, as well as additional revenue generated from block chain related business and advertising revenue from the Internet of Vehicle advertising network and the acquisition of TNM. Revenue in the first half of 2021 was $6.4 million, compared to $3.7 million for the same period of 2020, an increase of $2.7 million, or 71.9%. The Company incurred a net loss of approximately $14.5 million for the six months ended June 30, 2021, primarily due to the provision of allowance for credit losses and stock-based compensation to employees and certain consultants.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, assessment of credit losses, fair value of stock options and warrants, valuation allowance of deferred tax assets, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments and other assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

2

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2021 and 2020, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2021		Six Months Ended June 30, 2020
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$6,425,577	100.00%	$3,737,350	100.00%
Costs of revenue	4,287,336	66.72%	2,270,345	60.75%
Gross profit	2,138,241	33.28%	1,467,005	39.25%
Administrative expenses	(13,606,688)	(211.76)%	(7,064,286)	(189.02)%
Research and development expenses	(2,260,274)	(35.18)%	(1,802,747)	(48.24)%
Selling expenses	(193,484)	(3.01)%	(143,816)	(3.85)%
Loss from operations	(13,922,205)	(216.67)%	(7,543,844)	(201.85)%
Subsidy income	136,393	2.12%	223,391	5.98%
Loss from equity method investment	(578,619)	(9.00%)	-	-
Other income (loss), net	378,831	5.90%	(302,336)	(8.09)%
Interest expense and debt discounts, net of interest income	(478,439)	(7.45)%	(387,761)	(10.38)%
Loss before income taxes	(14,464,039)	(225.10)%	(8,010,550)	(214.34)%
Income tax (expense) benefit	(871)	(0.01)%	69,858	1.87%
Net loss	(14,464,910)	(225.11)%	(7,940,692)	(212.47)%
Less: net loss attributable to non- controlling Interest	366,570	5.70%	264,047	7.07%
Net loss attributable to the Company	$(14,098,340)	(219.41)%	$(7,676,645)	(205.40)%

Revenue

Revenue was $6.4 million for the first six months of 2021, compared to $3.7 million for the same period of last year, an increase of $2.7 million, or 71.9%. The increase was primarily due to the increase of $0.7 million of the product sale of high-end data storage servers, the increase of $0.6 million of the software sales, the addition of $0.6 million of advertising revenue, and $0.8 million revenue from cryptocurrency mining, a new business the Company initiated in March 2021. The Company expects that revenue for the second half of 2021 would increase significantly as a result of the growth of cryptocurrency mining and advertising businesses.

Cost of Revenue and Gross Profit

Cost of revenue was $4.3 million for the six months ended June 30, 2021, compared to $2.3 million for the same period of 2020. As a percentage of revenue, our cost of revenue increased to 66.7% for the first six months of 2021, from 60.8% for the first six months of 2020. As a result, gross profit as a percentage of revenue was 33.3% for the first six months ended June 30, 2021 and was 39.3% for the same period of 2020. The increase in the overall gross profits was primarily contributed by the increase of software revenue. The decrease in the overall gross margin was primarily resulted from lower margin of cryptocurrency mining and advertising. The Company expects that the gross margin for the remaining of 2021 would be slightly decrease due to new business developments in cryptocurrency mining and advertising businesses.

3

Administrative, R&D and Selling expenses

Administrative expenses increased by $6.5 million, or 92.6%, to $13.6 million for the first six months of 2021, from $7.1 million for the same period of 2020. Such increase was mainly caused by an increase in share-based compensation of $3.0 million to certain employees and $2.1 million amortization of service compensation related to warrants granted to certain consultants, respectively, and an increase of $0.9 million in allowance for credit losses. As a percentage of revenue, administrative expenses increased to 212% for the first six months of 2021, from 189% for the same period of 2020. The Company expects that the administrative expenses for the remaining of 2021 would decrease as a result of the decrease of allowance for credit losses and share-based compensation to employees.

Research and development (“R&D”) expenses increased by $0.5 million, or 25.4%, to $2.3 million for the first six months of 2021, from $1.8 million for the first six months of 2020. Such increase was primarily due to the increase in payroll and benefits to R&D staff newly employed for the Blockchain Technology business segment, and the increase of depreciation expenses of purchased software. As a percentage of revenue, R&D expenses decreased to 35.2% for the first six months of 2021, from 48.2% for the same period of last year. R&D expenses for the remaining of 2021 are expected to be consistent with the first half of the year.

Selling expenses increased by approximately $50,000, or 34.5%, to $0.19 million for the first six months of 2021, from $0.14 million for the first six months of 2020. This increase was primarily due to the increased commission and payroll expenses of sales department which was in line with the increase in revenues. Selling expenses for the remaining of 2021 is expected to slightly increase in line with revenue increase.

Net loss attributable to Company

For the first six months of 2021, net loss attributable to the Company was $14.1 million, compared to a net loss attributable to the Company of $7.7 million for the same period of last year. The increase of net loss was the result of the cumulative effect of the foregoing factors, especially the increase in administrative expenses as discussed above.

Business Acquisition

On June 9, 2021, the Company, through its consolidated affiliated entity, Biznest Internet Technology Co., Ltd. (“Biznest”), consummated an acquisition of 100% of the equity interests of TNM. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

The Company’s consolidated statement of operations for the six months ended June 30, 2021 included revenue of $0.08 million and net loss of $1 million attributable to TNM since June 9, 2021, the acquisition date, to the end of June 30, 2021.

The pro forma unaudited combined revenue was approximately $6.9 million and $5.4 million for the six months ended June 30, 2021 and 2020, respectively, and the pro forma unaudited combined net loss was approximately $14.8 million and $8.2 million for the six months ended June 30, 2021 and 2020. The pro forma combined financial information is presented as if the acquisition of TNM had occurred on January 1, 2020. (Refer to Note 3 to the unaudited consolidated financial statements for more details)

Liquidity and Capital Resources

As of June 30, 2021, we had cash and cash equivalents of $0.8 million.

We evaluate the creditworthiness of all of our customers individually before accepting them, and continuously monitor the recoverability of accounts receivable individually or in aggregate through aging analysis and past credit loss history, current financial conditions of our customers, and reasonable and supportable forecasts for future economic condition taking into consideration of the COVID-19 pandemic. If there are any indicators that a customer may not make payment, the Company may consider making provision for non- collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. We have established an accounting policy to account for allowance for credit loss described in Note 2(f) to our unaudited consolidated financial statements.

4

In previous years, with respect to private-sector customers, we generally required 30% of cash down payment and provided for a payment term ranging from 30 days to 90 days for the remaining balance of the sales contract upon customer’s acceptance of goods and services delivery. For certain strategic customers, we may extend the payment term up to 120 days.

However, because of the negative impact to overall economy and businesses caused by outbreak of the COVID-19 pandemic, we were unable to collect outstanding trade accounts receivable as planned causing significant increase in allowance for credit losses. The following table describes the movement in the allowance for credit losses for the six-month period ended June 30, 2021.

Balance at December 31, 2020	$21,217,406
Addition from business acquisition	309,537
Increase in allowance for credit losses	6,691,031
Decrease for balance recovered	(61,969)
Foreign exchange difference	272,153
Balance at June 30, 2021 (Unaudited)	$28,428,158

Although the COVID-19 pandemic has largely been contained in China, ripple effect of negative impact from the pandemic to the out-of-home advertising business sector continues in the first half of 2021. In the first quarter of 2021, the Company completed three financing transactions issuing 3,140,740 ordinary shares in total with aggregate proceeds of $13.1 million net of issuance costs. In July 2021, the Company consummated a financing transaction issuing 1,200,000 ordinary shares and warrants with aggregate proceeds of $4.73 million net of issuance cost. Proceeds from all financing activities were used to increase the Company’s working capital.

In the first half of 2021, the Company signed a cryptocurrency mining machine purchase agreement (the “Purchase Agreement”) with Bitmain Technologies Limited. Pursuant to the Purchase Agreement, TAOP purchased 3,000 units of Antminer S19j Pro Cryptocurrency mining machines with a total order value of about $24 million (RMB 157,500,000). As of June 30, 2021, TAOP advanced payments of approximately $6.1 million to Bitmain Technologies Limited. As of the date of this report, the Company is in the process of amending the Purchase Agreement with Bitmain Technologies Limited, as a result of the Company’s changed plan of capital allocation in the blockchain business sector. According to the amendment, the Company agrees to purchase a total of 60 units of Antminers from the seller with purchase amount of approximately $0.8 million which are expected to be delivered in the fourth quarter of 2021, and the remaining of the advance payment $5.3 million would be refunded to the Company by the end of 2021.

To support its planned expansion in Blockchain related business, in addition to Hong Kong, the Company is in the process of constructing new dada center and cryptocurrency mining sites in Kazakhstan. Capital for this construction will be funded through a joint venture to be comprised of TAOP and other strategic business partners.

With the substantially increased computing power, the Company expects its revenues and cash inflow from Blockchain related business would grow in the second half of 2021. Meanwhile, with the increasing scale of the Taoping national network, the Company expects to gradually increase its revenue stream of platform service in 2021. With its well established “Taoping” brand, technology platform and industry reputation along with strategic expansion into the Blockchain business sector, the Company believes that it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, the Company will raise additional capital from issuing equity security or debt instrument, or secure additional loan facility to support required cash flows.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash and Financial Position

As of June 30, 2021, the Company had cash and cash equivalents of $0.8 million, compared to cash and cash equivalents of $0.9 million and restricted cash of $0.2 million as of December 31, 2020. Working capital deficit was $2.7 million as of June 30, 2021, compared to working capital deficit of $17.4 million as of December 31, 2020.

	Six Months Ended June 30,2021	Six Months Ended June 30,2020
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(16,328,103)	$(1,176,940)
Net cash provided by (used in) investing activities	$85,959	$(106,762)
Net cash provided by financing activities	$15,826,661	$252,992

5

Operating Activities

Net cash used in operating activities was approximately $16.3 million for the first six months of 2021, compared to net cash used in operating activities of approximately $1.2 million for the first six months of 2020. For the first six months of 2021, negative operating cash flow was mainly attributable to the increased net loss, increase in prepaid expenses and advances to suppliers, increase in inventories, and decrease in accounts payable and other payables.

Investing Activities

Net cash provided by investing activities was approximately $0.086 million for the first six months of 2021, and net cash used in investing activities was approximately $0.107 million for the first six months of 2020. The change was primarily due to the purchases of property and equipment, offset by the proceeds from sales of cryptocurrencies during the first six months of 2021.

Financing Activities

Net cash provided by financing activities was approximately $15.8 million for the first six months of 2021, mainly attributable to receipts of the borrowings from related party of $3.1 million, net proceeds of $13.1 million from issuance of ordinary shares, offset by $0.3 million in net repayment of short-term bank loans. Net cash provided by financing activities was approximately $0.3 million for the first six months of 2020 mainly attributable to the net proceeds of $1.3 million from issuance of convertible notes, $0.6 million from issuance of the Company’s ordinary shares, offset by $1.6 million in net repayment of short-term bank loans.

6